FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April 2015

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

1.       An announcement regarding resolutions passed at the board meeting of Huaneng Power International, Inc. (the “Registrant”); and
2.       An announcement regarding connected transaction of the Registrant;

Each  made by the Registrant on March 25, 2015.

Announcement 1

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

RESOLUTIONS PASSED AT
THE SIXTH MEETING OF THE EIGHTH SESSION OF
THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

On 24 March 2015, the Board of Directors (“the Board”, “Board of Directors”) of Huaneng Power International, Inc. (the “Company”, “Huaneng Power International”) convened the Sixth Meeting (the “Meeting”) of the Eighth Session of the Board. Fifteen Directors were eligible to attend the Meeting. The attendants of the Meeting included fifteen Directors, either in person or by proxy. Guo Hongbo (Director) was engaged by other matters, thus absent from the Meeting and had appointed Mi Dabin (Director) as his proxy for voting. The Supervisors, the Secretary of the Board and other senior management of the Company were also present at the Meeting. The convening of the Meeting complied with the Companies Law of the People’s Republic of China (“PRC”) and the articles of association of the Company. Mr. Cao Peixi, Chairman, presided over the Meeting. The following resolutions were considered and approved unanimously at the Meeting:

1.	THE WORKING REPORT OF THE PRESIDENT OF THE COMPANY FOR 2014 WAS APPROVED

2.	THE WORKING REPORT OF THE BOARD OF DIRECTORS OF THE COMPANY FOR 2014 WAS APPROVED

3.	PROPOSAL ON IMPAIRMENT OF THE COMPANY’S MATERIAL ASSETS

In accordance with the relevant rules under the “PRC Accounting Standards for Enterprises No. 8 — Impairment of Assets” the Company’s consolidated financial statements of 2014 have recorded an impairment of RMB2,119.6309 million, thus reducing the profit before tax for the period by RMB2,119.6309 million. The main reasons are as follows:

(1)	Huaneng Zhanhua Thermal Power Company Limited has recognized an impairment provision of RMB291.025 million for the interim period of this year due to the closure of the generating units; Huaneng Yingkou Port Limited Liability Company has allocated an impairment provision of RMB568.6367 million due to sustained losses and downturn in the business situation of the industry; Huaneng Suzi River Hydro-energy Development Company Limited has recognized an impairment provision of RMB103.0006 million due to sustained operating losses as a result of low water inflow and less power generation; Dalian Power Plant of Huaneng Power International, Inc. has recognized an impairment provision of RMB44.9916 million due to termination of heat supply by the transitional heat station after commencement of operation of the approved projects.

(2)
Huaneng Yunnan Diandong Energy Limited Liability Company Bailongshan Coal Mine has recognized an impairment provision of RMB350.8671 million for construction in progress due to a change in the conditions of the coal seam thus causing a change in the design plan of the coal mine and that part of the civil works and equipment of the coal mine cannot be used in accordance with the original design purpose.

(3)
Shanxi Lu-an Group Zhuquan Wu Li Hou Coal Industry Company Limited invested by the Company has recognized an impairment provision of RMB120.0489 million for long-term equity investment due to sustained losses and downturn in the business situation of the coal industry.

(4)
The goodwill generated by the Company’s acquisition of Huaneng Yunnan Diandong Energy Limited Liability Company and Yunnan Diandong Yu Wang Energy Company Limited was affected by factors including delay in the coal mine construction period and the continuous lower in the utilization hours of Yunnan Thermal Power and accordingly the Company has recognized an impairment provision of RMB201.909 million and RMB438.8834 million respectively. The goodwill generated by the Company’s acquisition of Huaneng Suzi River Hydro-energy Development Co. Ltd. was affected by low water inflow and less power generation and accordingly the Company has allocated an impairment provision of RMB0.2686 million.

4.	THE FINANCIAL STATEMENTS OF THE COMPANY FOR 2014 WAS APPROVED

5.	THE PROPOSED PROFIT DISTRIBUTION PLAN OF THE COMPANY FOR 2014

As per the annual financial statements audited by KPMG Huazhen (Special General Partnership) and KPMG, the net profit attributable to equity holders of the Company for the accounting year ended 31 December 2014 under PRC GAAP and International Financial Reporting Standards was RMB10,545.75 million and RMB10,757.32 million. Pursuant to Company’s articles, the Company shall apportion 10% of the net profit attributable to equity holders of the Company for year 2014 based on calculation according to PRC GAAP being RMB1,054.58 million as statutory capital reserve, and the Company shall not apportion discretionary surplus fund.

The Company’s proposed profit distribution plan for 2014 is a cash dividend of RMB0.38 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB5,479.75 million.

6.	PROPOSAL REGARDING THE APPOINTMENT OF THE COMPANY’S AUDITORS FOR 2015

It was resolved to appoint KPMG Huazhen (Special General Partnership) as the domestic auditors of the Company and KPMG as the Company’s international auditors for 2015 with a total remuneration of RMB30.34 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB23.74 million and RMB6.6 million respectively).

7.	THE SELF-EVALUATION REPORT ON INTERNAL CONTROL OF THE COMPANY BY THE BOARD OF DIRECTORS

Approved the Self-evaluation Report on Internal Control for 2014 of Huaneng Power International, Inc. and authorized the Chairman to sign it.

8.	THE COMPANY’S SOCIAL RESPONSIBILITY REPORT FOR 2014 WAS APPROVED

9.	THE COMPANY’S ANNUAL REPORT FOR 2014 WAS APPROVED

10.	PROPOSAL REGARDING THE CHANGE IN THE DIRECTORS OF THE COMPANY

Given that Mr. Xu Zujian, Mr. Qi Yudong and Ms. Zhang Lizi have tendered resignation reports to the Board resigning from the position of non-executive director and independent non- executive directors of the Eighth Session of the Board, the Board of the Company agreed to nominate Mr. Zhu Youseng as candidate as non executive director of the Eighth Session of the Board of Directors, to nominate Mr. Geng Jianxin and Mr. Xia Qing as candidates as independent non-executive directors of the Eighth Session of the Board of Directors (Note), and to submit the proposals for approval at the Company’s general meeting. Of the proposals, the qualification of the candidates of the independent non-executive directors shall be subject to review and approval by the Shanghai Stock Exchange before the proposal is submitted for consideration at the Company’s general meeting.

If the proposal regarding the change in the directors is approved at the general meeting, the Board of Directors of the Company agrees to elect Mr. Zhu Yousheng as a member of the Remuneration and Appraisal Committee, to elect Mr. Geng Jianxin as the chairman of the Remuneration and Appraisal Committee, a member of each of the Audit Committee and the Nomination Committee and to confirm that he will be the financial expert in the Audit Committee, and to elect Mr. Xia Qing to be a member of each of the Strategy Committee, Audit Committee, Remuneration and Appraisal Committee. The positions mentioned above shall take

Note: Biographical details of the candidates for directors are set out in Appendix 1.

effect on the date when Mr. Zhu Yousheng, Mr. Geng Jianxin and Mr. Xia Qing are elected as non-executive directors and independent non-executive directors of the Eighth Session of the Board of Directors at the general meeting.

The Board of Directors of the Company is satisfied with the work by Mr. Xu Zhujian, Mr. Qi Yudong and Ms. Zhang Lizi during their terms of tenure, and pays high regards to the contribution they made towards the development of the Company over the years. It expresses its sincere gratitude to them.

11.	PROPOSAL REGARDING THE APPOINTMENT OF THE VICE GENERAL MANAGER OF THE COMPANY

It was agreed that Mr. Liu Ranxing be appointed as the Vice General Manager of the Company.

12.	PROPOSAL REGARDING THE ISSUE OF SHORT-TERM DEBENTURES OF THE COMPANY WAS APPROVED

It was agreed that (1) the Company be authorised to issue short-term debentures (in either one or multiple tranches) of a principal amount up to RMB15 billion (which means that the outstanding principal balance of the short-term debentures in issue shall not exceed RMB15 billion at any time within the period as prescribed therein) in the PRC within 24 months from the date on which the shareholders’ approval is obtained; and (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the terms and conditions and other relevant matters in relation to the respective tranches of the issue of short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

13.	PROPOSAL REGARDING THE ISSUE OF SUPER SHORT-TERM DEBENTURES WAS APPROVED

It was agreed that (1) the Company be authorised to issue super short-term debentures with a principal amount of not exceeding RMB30 billion within 24 months from the date of obtaining an approval at the general meeting (either in one tranche or on a rolling basis, where the outstanding principal balance of the super short-term debentures in issue by the Company shall not exceed RMB 30 billion at any time within the period as prescribed therein); (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue of the super short-term debentures in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the super short-term debentures to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

14.	PROPOSAL REGARDING THE MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS (BY WAY OF NON-PUBLIC PLACEMENT) WAS APPROVED

It was agreed that (1) the Company be authorised to issue debt financing instruments (either in one or multiple tranches) with a principal amount of not exceeding RMB20 billion by way of non-public placement (which means that the outstanding principal balance of the non-public placement of debt financing instruments in issue shall not exceed RMB20 billion at any time within the period as prescribed therein) within 24 months from the date of obtaining an approval at the general meeting; (2) an approval to be sought at the general meeting for an unconditional general mandate to be given to the Company’s Board of Directors or any two or more Directors to determine the specific terms and conditions and other relevant matters in relation to the respective tranches of the issue in accordance with the need of the Company and the market conditions, including but not limited to the final principal amount of the financial instruments to be issued and the terms thereof within the prescribed scope as set out in (1) above, and to execute all necessary legal documents, and to conduct appropriate information disclosures.

15.	PROPOSAL REGARDING THE ACQUISITION OF EQUITY INTEREST IN HUANENG TIANCHENG FINANCIAL LEASING CO., LTD. WAS APPROVED

(1)
It was agreed that the Company shall subscribe for the newly increased registered capital of Huaneng Tiancheng Financial Leasing Co., Ltd. ("Tiancheng Leasing Company") for a sum not exceeding RMB567 million, of which RMB540 million shall be the registered capital of Tiancheng Leasing Company, and the remaining RMB27 million shall be used to increase the capital reserve fund (the "Transaction"). Following completion of the Transaction, the Company shall hold 20% equity interest in Tiancheng Leasing Company.

(2)
It was agreed that the Company shall enter into "Joint Venture Agreement relating to Huaneng Tiancheng Financial Leasing Co., Ltd." (the "Joint Venture Agreement") and the "Articles of Huaneng Tiancheng Financial Leasing Co., Ltd." (the "Tiancheng Leasing Company Articles") with Huaneng Capital Services Company Limited ("Huaneng Capital"), China Hua Neng Group Hong Kong Limited ("Hua Neng HK"), Huaneng Lanceng River Hydropower Co., Ltd. ("Huaneng Lancang River"), Huaneng Renewables Corporation Limited ("Huaneng Renewables") and Huaneng Renewables (Hong Kong) Limited ("Huaneng Renewables HK"), and to enter into the "Agreement on Capital Increase and Change in Shareholding relating to Huaneng Tiancheng Financial Leasing Co., Ltd." (the "Capital Increase Agreement") with Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Tiancheng Leasing Company, and to authorise Liu Guoyue (Director) to make non-material amendments to the aforesaid agreements according to the actual situation and in principle of preserving the maximum benefit of the Company, and to sign the Joint

Venture Company, Tiancheng Leasing Company Articles and the Capital Increase Agreement and relevant documents on behalf of the Company once all parties thereto reach an unanimous decision.

The Board (including the independent non-executive Directors) is of the view that the proposed Joint Venture Agreement, Tiancheng Leasing Company Articles and the Capital Increase Agreement were consistent with the following principles: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than those available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

(3)
It was agreed that Liu Guoyue (Director) be authorised to make non-material amendments to "Announcement on Connected Transaction of Huaneng Power International, Inc." according to the actual situation and in principle of preserving the maximum benefit of the Company, and to make appropriate information disclosure.

(4)
It was agreed that Liu Guoyue (Director) be authorised to take appropriate actions to deal with the matters relevant to the Transaction according to the actual situation and in principle of preserving the maximum benefit of the Company.

16.	PROPOSAL REGARDING THE MANDATE TO ISSUE DEBT FINANCING INSTRUMENTS IN OR OUTSIDE THE PRC WAS APPROVED

1.
After obtaining of the approval by the relevant regulatory authorities, the Company be authorised to issue debt financing instruments (either in one or multiple tranches) in or outside the PRC including but not limited to corporate bonds in the PRC and the offshore bonds denominated in RMB, USD or other currencies outside of the PRC with a principal amount of not exceeding RMB10 billion within 24 months from the date of obtaining an approval at the general meeting (For the avoidance of doubt, the debt financing instruments in this resolution shall exclude the short-term debentures, the super short-term debentures and the non-public placement of debt financing instruments, etc. to be issued within the inter-bank markets in the PRC).

2.
It was proposed to obtain an approval from the shareholders at the general meeting for granting an unconditional general mandate to the Board, or any two or more Directors as approved by the Board, to determine/deal with (including but not limited to) the matters set out below relevant to the terms and conditions of the debt financing instruments according to the needs of the Company and the then prevailing market conditions and in conjunction with the regulatory requirements:

(1)
to determine the detailed terms of the debt financing instruments issuance including but not limited to issuers, whether instruments would be issued in tranches, the denominated currency(ies) for each issuance, principal amount(s) and the term of tranches, term and method of repayment of principal and interests, method of placement and its detailed terms, couple rate(s) and defined terms and matters regarding guarantee arrangement. If the corporate bonds are to be issued in the PRC, the issuance should comply with the following terms: that the principal amount should not exceed RMB10 billion, the term should be ranging from 5 years to 10 years; the raised fund should be used towards satisfying the operation needs, adjusting the debt structure, and supplementing the working capital or project investment of the Company; and be subject to compliance with the applicable laws and regulatory requirements, the instruments could either be by way of public or non-public placement to its shareholders of the Company and in such detailed terms and placement arrangement (including whether by way of placement, proportion of placement, etc.) as decided by the Board or any two or more Directors as approved by the Board according to the then prevailing market conditions and the detailed terms of issuance.

(2)
to enter into all negotiations and sign all agreements and other necessary documents relating to the issue of debt financing instruments on behalf of the Company and to make proper information disclosures;

(3)
to file applications to relevant regulatory authorities for approval of the issue and to make necessary amendments to the proposal of the issue in response to the comments and requests, if any, of these regulatory authorities;

(4)	to take all necessary actions to determine/deal with all other matters relevant to the issue of debt financing instruments.

3.
The resolution approved by the shareholders at the general meeting of the Company on the resolution regarding the issuance of debt financing instruments shall be valid for 24 months from the date of such resolution. If the Board, or any two or more Directors as approved by the Board, has decided to issue the debt financing instruments (in whole or in part) within the validity of the authorization period, and that the Company has also obtained the regulatory approval, permit, filing or registration (if applicable) permission relevant to the issuance within the validity of the authorization period, then the Company could complete the issue the debt financing instruments (in whole or in part) within the validity of the authorization period as prescribed in such regulatory approval, permit, filing or registration permission.

17.	PROPOSAL REGARDING THE GRANTING OF THE GENERAL MANDATE TO THE BOARD TO ISSUE DOMESTIC SHARES AND/OR OVERSEAS LISTED FOREIGN SHARES WAS APPROVED

Scope of the authorisation is set out below: It is resolved as follows:

(1)
Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People’s Republic of China (“PRC”) and the relevant regulations of the places where the shares of Huaneng Power International are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional general mandate to exercise all the powers of Huaneng Power International within the Relevant Period (as defined below) to separately or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares or such convertible securities), and to determine the terms and conditions for allotting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the starting and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period, to make or grant any offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those issued by conversion of the surplus reserve into share capital in accordance with the Company Law of the PRC and the articles of Huaneng Power International) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the Board) of Huaneng Power International within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International in issue at the time when this resolution is passed at the annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International shall a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to time) of the places where the shares of Huaneng Power International are listed; and b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant Period” means the period from the date of passing this resolution until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International; and

(ii)	the date on which the general mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International, the Board (or the directors authorised by the Board) Huaneng Power International be and is hereby authorised to increase the registered capital of Huaneng Power International in accordance with the exercise of the powers pursuant to paragraph (1) above.

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to sign any necessary documents, complete any necessary formalities and procedures and take other necessary steps to complete the allotment, issuance and listing of the new shares upon the exercise of the powers pursuant to paragraph (1) above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International are listed and the articles of Huaneng Power International.

(8)
Subject to the approval of the relevant PRC authorities, the Board (or the directors authorised by the Board) of Huaneng Power International be and is hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power International after completion of the allotment and issue of new shares with reference to the method, type and number of new shares allotted and issued by Huaneng Power

International and the shareholding structure of Huaneng Power International at the time of completion of the allotment and issue of new shares in order to reflect the alteration of the share capital structure and registered capital of Huaneng Power International pursuant to the exercise of this general mandate.

18.	PROPOSAL REGARDING THE CONVENING OF THE COMPANY’S ANNUAL GENERAL MEETING FOR 2014

As resolutions numbered 2, 4, 5, 6, 10, 12, 13, 14, 16 and 17 above should be tabled at the general meeting for approval, the Board has decided to convene the annual general meeting for 2014 to approve such matters. Details of the time, venue and agenda of the meeting will be announced by way of separate notice of annual general meeting after the same has been fixed by the Board.

Pursuant to the relevant requirements of the places in which the Company’s shares are listed, the Company’s directors, namely Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, have abstained from voting at resolution numbered 15. The independent non-executive directors of the Company have approved the resolutions numbered 5, 10, 11 and 15 and provided their opinion.

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Li Zhensheng
(Executive Director)	(Independent Non-executive Director)
Guo Junming	Qi Yudong
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Zhang Shouwen
(Executive Director)	(Independent Non-executive Director)
Li Shiqi	Yue Heng
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zhang Lizi
(Non-executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Mi Dabin
(Non-executive Director)
Guo Hongbo
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Li Song
(Non-executive Director)

Beijing, the PRC
25 March 2015

SCHEDULE 1
BIOGRAPHICAL DETAILS OF CANDIDATES FOR DIRECTORS

CANDIDATE FOR NON-EXECUTIVE DIRECTOR

Mr. Zhu Youseng, aged 50, currently, he is the deputy general manager of Jiangsu Province Investment Management Limited Liability Company. He has acted as project manager of Jiangsu Province Investment Management Limited Liability Company, deputy general manager of Xutang Power Limited Liability Company, deputy general manager and general manager of the Production Safety Department of Jiangsu Province Investment Management Limited Liability Company. He graduated from Nanjing University of Aeronautics and Astronautics specializing in power engineering, and is a master degree post graduate, professor level senior engineer.

The Company proposes to appoint Mr. Zhu as the non-executive director of the Company for a term until the end of the Eighth Session of the Board of Directors. Mr. Zhu will receive an annual director’s fees of RMB48,000 (inclusive of tax). Save as disclosed, Mr. Zhu has not held any director or supervisor position in any other listed companies, nor does he have any other major appointment or qualification during the last three years. Mr. Zhu does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong (“SFO”).

In addition, there is no other information in relation to Mr. Zhu which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

CANDIDATES FOR INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Geng Jianxin, aged 61, currently, he is a professor and doctoral supervisor of Renmin University of China, independent director of Shenzhen Tat Fook Technology Co., Ltd., independent director of Beijing Shouhang Resources Saving Co., Ltd, Independent Director of Dhc Software Co., Ltd and independent director of BOE Technology Group Co., Ltd. He has acted as assistant accountant of the Geophysical Exploration Company of the Ministry of Metallurgical Industry and associate professor of Hebei University of Economics and Business. He graduated from the Renmin University of China specializing in accounting and holds a doctor’s degree.

The Company proposes to appoint Mr. Geng as the independent non-executive director of the Company for a term until the end of the Eighth Session of the Board of Directors. Mr. Geng’s annual remuneration before tax will be RMB74,000. Save as disclosed, Mr. Geng has not held any director or supervisor position in any other listed companies, nor does he have any other major appointment or qualification during the last three years. Mr. Geng does not have any relationship with any other

Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Geng which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Mr. Xia Qing, aged 57, currently, he is a professor and chairman of the Academic Degrees Committee of the Electrical Engineering Department of Tsinghua University and independent director of Yantai Dongfang Electronics Information Industry Co., Ltd. He has acted as independent director of Datang International Power Generation Co., Ltd. and Yunnan Wenshan Electric Power Co., Ltd. He graduated from Tsinghua University specializing in electric power system and automation and holds a doctor’s degree.

The Company proposes to appoint Mr. Xia as the independent non-executive director of the Company for a term until the end of the Eighth Session of the Board of Directors. Mr. Xia’s annual remuneration before tax will be RMB74,000. Save as disclosed, Mr. Xia has not held any director or supervisor position in any other listed companies, nor does he have any other major appointment or qualification during the last three years. Mr. Xia does not have any relationship with any other Directors, Supervisors or senior management or substantial or controlling shareholders of the Company, nor does he have any interests in the Shares of the Company within the meaning of Part XV of the SFO.

In addition, there is no other information in relation to Mr. Xia which is discloseable pursuant to any of the requirements set out in Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules nor is he involved in any of the matters required to be disclosed pursuant to the rules. Save for the above, there is no other matter that needs to be brought to the attention of the Shareholders of the Company.

Announcement 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION

On 24 March 2015, the Board of Directors of the Company approved the “Proposal regarding the acquisition of equity interest in Huaneng Tiancheng Financial Leasing Co., Ltd.”, pursuant to which the Company proposes to enter into the Joint Venture Agreement and the Taincheng Leasing Company Articles with Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK, and the Capital Increase Agreement with Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Tiancheng Leasing Company. Jointly with Huaneng Capital, Hua Neng HK, Huaneng Lancang River and Huaneng Renewables HK, the Company proposes to subscribe for the portion of the newly increased registered capital of Tiancheng Leasing Company. The registered capital by Tiancheng Leasing Company shall be increased by RMB1,700 million. Following completion of the Transaction, the registered capital of Tiancheng Leasing Company shall be changed to RMB2,700 million. The Company proposes to subscribe for the portion of the newly increased capital of Tiancheng Leasing Company in the sum of RMB567 million, of which RMB540 million shall be the registered capital, while the remaining RMB27 million shall be used to increase the capital reserve fund. Following completion of the Transaction, the Company shall become a shareholder of Tiancheng Leasing Company and the shareholding interest of the Company in Tiancheng Leasing Company shall be increased from 0% to 20%.

The signing of the relevant agreements is pending the fulfillment of the internal procedures of all parties and the state-owned asset regulatory procedures. The Transaction is also subject to obtaining the approval from the commercial bureau.

As at of the date of issue of this announcement, Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC while HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company. Huaneng Group holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). Huaneng Capital and

Hua Neng HK are the wholly-owned subsidiaries of Huaneng Group. Huaneng Group holds a direct and indirect 56.90% equity interests in Huaneng Renewables, and a 56% equity interest if Huaneng Lancang River. Huaneng Renewables and Huaneng Lancang River are the controlled subsidiaries of Huaneng Group, whereas Huaneng Renewables HK is the wholly-owned subsidiary of Huaneng Renewables.

Pursuant to the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company. Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK involved in the Transaction are all associates of Huaneng Group. Accordingly, the Transaction constitutes a connected transaction of the Company.

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) exceeds 0.1% but all are less than 5%, the Transaction is only subject to the reporting and announcement requirements set out in Chapter 14A of the Hong Kong Listing Rules but is exempt from the independent shareholders’ approval requirements.

RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND ITS ASSOCIATES

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China. As at the date of this announcement, the Company’s controlled generation capacity is 78,693 MW and the equity based generation capacity is 70,736 MW.

Huaneng Group is principally engaged in the operation and management of enterprises investments; development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries.

Huaneng Capital is established by Huaneng Group and is its wholly-owned subsidiary. Its business scope includes industrial investment and asset management, asset entrustment management, investment planning and consultancy services.

Hua Neng HK is a wholly-owned subsidiary of Huaneng Group established in Hong Kong. It is mainly engaged in import, export, and entrepot business in energy and associated industrial equipment and technology; development of energy and other projects to generate revenue by attracting foreign investment and financing; and provision of consultancy services for domestic technological projects in areas including raw materials of energy production.

Huaneng Lancang River, a large valley hydropower company controlled and managed by Huaneng Group, primarily focuses on the rolling development of valley hydropower station at Lancang River and active participation in other valley hydropower development.

Huaneng Renewables is a subsidiary of Huaneng Group, focuses on the investment, construction and operation of renewable energy projects, with development and operation of wind power as its core, and also develops other renewable energy resources, such as solar energy. The H shares of Huaneng Renewables are listed on the main board of the Stock Exchange.

Huaneng Renewables HK is an overseas wholly-owned subsidiary of Huaneng Renewables established in Hong Kong, focuses on the investment, financing, development, construction, operation and management of power plants and other energy projects in both China and abroad.

As at of the date of issue of this announcement, Huaneng Group holds a 67.75% direct equity interest and a 5% indirect equity interest in HIPDC while HIPDC, being the direct controlling shareholder of the Company, holds 35.14% of the total equity interest in the Company. Huaneng Group holds a 10.78% direct equity interest in the Company, a 3.27% indirect equity interest in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interest in the Company through Huaneng Capital (a wholly-owned subsidiary of Huaneng Group) and a 0.77% indirect equity interest in the Company through China Huaneng Finance Corporation Limited (a controlling subsidiary of Huaneng Group). Huaneng Capital and Hua Neng HK are the wholly-owned subsidiaries of Huaneng Group. Huaneng Group holds a direct and indirect 56.9% equity interests in Huaneng Renewables, and a 56% equity interest if Huaneng Lancang River. Huaneng Renewables and Huaneng Lancang River are the controlled subsidiaries of Huaneng Group, whereas Huaneng Renewables HK is the wholly-owned subsidiary of Huaneng Renewables.

The relationship between the Company and Huaneng Group and parties to the agreements is as follows:

*	Huaneng Group, through Hua Neng HK, its wholly-owned subsidiary, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro- Power Investment Limited holds a 5% interest in HIPDC.

#
Huaneng Group holds a 10.78% direct interest in the Company. It also holds 3.27%, 0.04% and 0.77% interest in the Company through Hua Neng HK (its wholly owned subsidiary), Huaneng Capital, (its wholly owned subsidiary) and China Huaneng Finance Corporation Limited (its controlling subsidiary), respectively.

**	Numbers in percentage may not add up to a total figure due to rounding.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company and the transactions between the Company and the associates of Huaneng Group (including Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK) constitute connected transactions of the Company subject to compliance with the disclosure and (if applicable) obtaining the independent shareholders' approval requirement pursuant to the Hong Kong Listing Rules.

BACKGROUND

On 24 March 2015, the Board of Directors of the Company approved the “Proposal regarding the acquisition of equity interest in Huaneng Tiancheng Financial Leasing Co., Ltd.”, pursuant to which the Company proposes to enter into the Joint Venture Agreement and the Taincheng Leasing Company Articles with Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK, and the Capital Increase Agreement with Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Tiancheng Leasing Company. Jointly with Huaneng Capital, Hua Neng HK, Huaneng Lancang River and Huaneng Renewables HK, the Company proposes to subscribe for the newly increased registered capital of Tiancheng Leasing Company. The registered capital by Tiancheng Leasing Company shall be increased by RMB1,700 million. The Company proposes to subscribe for the portion of the newly increased capital of Tiancheng Leasing Company in the sum of RMB567 million, of which RMB540 million shall be the registered capital, while the remaining RMB27 million shall be used to increase the capital reserve fund. Prior to completion of the Transaction, the registered capital of Tiancheng Leasing Company is RMB1,000 million and the investors and their respective shareholding proportion are: Huaneng Capital (45%), Hua Neng HK (25%), Huaneng Lancang River (15%) and Huaneng Renewables (15%). Following completion of the Transaction, the registered capital of Tiancheng Leasing Company shall be changed to RMB2,700 million. The investors and their respective shareholding proportion shall be: the Company (20%), Huaneng Capital (39%), Hua Neng HK (21%), Huaneng Lancang River (10%), Huaneng Renewables (5.56%) and Huaneng Renewables HK (4.44%). The original shareholders, Huaneng Capital, Hua Neng HK, Huaneng Lancang River and Huaneng Renewables, have agreed to waive their pre-emptive rights to subscribe for the newly increased registered capital according to the proportion of their capital contribution (prior to completion of the Transaction) in Tiancheng Leasing Company.

The signing of the relevant agreements is pending the fulfillment of the internal procedures of all parties and the state-owned asset regulatory procedures. The Transaction is also subject to obtaining the approval from the commercial bureau.

MAJOR AGREEMENTS OF THE TRANSACTION

With respect to the Transaction, the Company has conducted a number of consultations, negotiations with the parties, and has initially concluded the major terms of the relevant agreements. However, the signing of the relevant agreements is pending the fulfillment of the internal procedures of all parties and the state-owned asset regulatory procedures. Major terms of the relevant proposed agreements are as follows.

(1)	Joint Venture Agreement

1.	Parties to the agreement

Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and the Company.

2.	Status of capital increase

Pursuant to the proposed Joint Venture Agreement, it is agreed that at the same time the newly increased capital of Tianeng Leasing Company shall be contributed by Huaneng Capital, Hua Neng HK and Huaneng Lancang River, Tiancheng Leasing Company shall include both the Company and Huaneng Renewables HK as the new joint venture partners. The new joint venture partners shall not participate in the distribution of the profit before the assessment basis date.

As agreed between the joint venture partners, each of Huaneng Capital, Hua Neng HK, Huaneng Lancang River, the Company and Huaneng Renewables HK shall increase the registered capital of the Joint Venture Company in terms as set out below:

Huaneng Capital shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing Company in the sum of RMB633.150 million. Of which, RMB603 million shall be the registered capital, and the remaining RMB30.15 million shall be used to increase the capital reserve fund;

Hua Neng HK shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing Company in the equivalent of RMB332.85 million by US dollars. Of which, the equivalent of RMB317 million shall be the registered capital, and the remaining equivalent of RMB15.85 million shall be used to increase the capital reserve fund;

Huaneng Lancang River shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing Company in the sum of RMB126 million. Of which, RMB120 million shall be the registered capital, and the remaining RMB6 million shall be the used to increase the capital reserve fund;

The Company shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing Company in the sum of RMB567 million. Of which, RMB540 million shall be the registered capital, and the remaining RMB27 million shall be used to increase the capital reserve fund;

Huaneng Renewables shall subscribe for the portion of the newly increased registered capital of Tiancheng Leasing Company in the equivalent of RMB126 million by US dollars. Of which, the equivalent of RMB120 million shall be the registered capital, and the remaining equivalent of RMB6 million shall be used to increase the capital reserve fund;

Huaneng Capital, Hua Neng HK, Huaneng Lancang River, the Company and Huaneng Renewables HK shall in accordance with the agreement specified by Tiancheng Leasing Company and the Capital Increase Agreement jointly signed with Tiancheng Leasing Company pay the capital contribution by one-off payment. The Company shall pay the contribution in cash by way of its own surplus fund.

3.	Conditions precedent to the agreement

The Joint Venture Agreement shall be subject to obtaining the approval from the reviewing authorities.

4.	Obligations on default

It shall constitute an event of default if any party to the agreement shall fail to pay its due share of the capital contribution or any part thereof at such time as stipulated in the Joint Venture Agreement. Defaulting party shall be liable to pay to Tiancheng Leasing Company, calculated from the date when such contribution falls due and on a daily basis, default interests at a rate of 0.05% on any unpaid capital contribution to which it is required to pay, and shall pay to each of the parties to the agreement liquidated damages equivalent to 0.05% on the unpaid capital contribution to which it is required to pay. If such contribution shall remain unpaid for more than three months, apart from payment of the default interests and the liquidated damages, other parties to the agreement shall be entitled to terminate the Joint Venture Agreement and to demand the defaulting party to pay any compensation. Provided however if the failure to pay the capital contribution pursuant to the terms of the agreement is caused by events not attributable to the fault of the party to the contract, it shall not constitute a default.

Where the default is committed by any party to the agreement and which results in the Joint Venture Agreement not being able to be performed or fully performed, the defaulting party shall be responsible for all consequences of the breach. If the default is caused by all parties to the agreement, then each party to the agreement shall, according to the default, be responsible for its own breach.

(2)	Capital Increase Agreement

1.	Parties to the agreement

The Company, Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Tiancheng Leasing Company.

2.	Payment of capital contribution

Each party shall pay its share of the capital contribution to the designated account of Tiancheng Leasing Company by an one-off payment within one month from obtaining the business licence regarding the capital increase.

3.	Corporate governance structure following the capital increase

The Joint Venture Company shall have a board of directors which shall consist of seven board members, three of whom shall be appointed by Huaneng Capital, and each of Hua Neng HK, Huaneng Lancang River and the Company shall be entitled to appoint one member, while Huaneng Renewables and Huaneng Renewables can jointly appoint one member.

The Joint Venture Company shall have a supervisory board which shall consist of five supervisors, of which two are employee supervisors, while Hua Neng HK and the Company shall be entitled to appoint one member each, and Huaneng Renewables and Huaneng Renewables can jointly appoint one member. The supervisory board shall have a chairman whom shall be recommended by the Company and elected by more than one half of the supervisors.

4.	Waiver of the pre-emptive rights

Huaneng Renewables proposes to waive its pre-emptive rights to subscribe for the newly increased registered capital in Tiancheng Leasing Company. The other original shareholders propose to waive their rights to subscribe for the newly increased registered capital according to the proportion of their capital contribution and agree that the newly increased registered capital shall be subscribed for in accordance with the terms of the Capital Increase Agreement.

5.	Rights and obligations to the profit/loss of the Joint Venture Company

The joint venture partners propose that the profit of Tiancheng Leasing Company as at the base date (30 November 2014) in the sum of RMB21.6 million shall be apportioned between the original shareholders according to the proportion of their capital contribution prior to the capital increase. Any profit or loss arising after the base date shall be enjoyed or apportioned between the original shareholders and the new shareholders according the proportion of their capital contribution following completion of the capital increase.

(3)	Tiancheng Leasing Company Articles

The Company, Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK agree to make amendments regarding the capital increase to the original articles of the Joint Venture Company pursuant to the terms and conditions of the Joint Venture Agreement and the Capital Increase Agreement. The amendments shall be subject to the signing by all the parties and the approval of the board of directors of Tiancheng Leasing Company. Tiancheng Leasing Company Articles shall take effect after they are being approved by relevant reviewing authority.

INFORMATION ON TIANCHENG LEASING COMPANY

Tiancheng Leasing Company was established on 18 April 2014 as a limited liability company. Currently, Tiancheng Leasing Company has a registered capital of RMB1,000 million and its scope of business is equity financial leasing, financial leasing, purchase of financial leasing assets in the PRC and abroad, salvage treatment and maintenance of financial leasing assets, advisory and guarantee services on financial leasing transactions.

Summary of major financial information of Tiancheng Leasing Company

Set out below is certain financial information of Tiancheng Leasing Company as of 31 December 2014 and 31 January 2015 calculated based on the PRC generally accepted accounting principles:

	As of 31 December 2014	As of 31 January 2015
	(RMB 000’)	(RMB 000’)
	(unaudited)	(unaudited)

Operating revenue	111,236.90	33,460.20
Operating profit	40,774.70	665.30
Profit before tax	40,774.70	665.30
Net profit	30,544.30	665.30
Total assets	7,836,755.00	8,140,283.80
Net assets	1,030,544.30	1,031,209.60

PRICE DETERMINATION FOR THE TRANSACTION

In December 2014, Zhonghe Appraisal Co., Ltd. conducted an assessment on all the shareholders’ equities in relation to the proposed capital increase of Tiancheng Leasing Company and produced an assessment report. According to the Appraisal Report, the basis date for the assessment was 30 November 2014. The assessment was conducted by way of the asset-based approach and income approach. Under the asset-based approach, the assessed value of the net assets (all the shareholders’ equities) of Tiancheng Leasing Company was RMB1,031.5841 million and the assessed value is RMB1,071.4795 million, representing an appreciation of RMB39.8954 million and an appreciation ratio of 3.87%. Under the income approach, the book value of the net assets (all the shareholders equity) of Tiancheng Leasing Company was RMB1,031.5841 million and the assessed value was RMB1,071.60 million, representing an appreciation of RMB40.0159 million and an appreciation ratio of 3.88%. Pursuant to the provisions of the applicable law, the above assessment report has been filed by Huaneng Group according to law for the purpose of state-owned assets valuation.

The price determination for the Transaction was made by using 30 November 2014 as the assessment basis date with reference to the net assets of Tiancheng Leasing Company after assessment by Zhonghe Appraisal Co., Ltd. and also has considered that the additional shareholders will not participate in the sharing of profits generated before the assessment basis date (dividend for the original shareholders was approximately RMB21.60 million). After negotiations, the parties agree that the capital increase price shall be RMB1.05/RMB1 as registered capital and the premium portion shall be accounted for in the capital reserves.

REASONS FOR THE TRANSACTION AND ITS IMPACT ON THE COMPANY

As regards the Transaction, the Company has considered the rapid development of the financial leasing industry in recent years under the support of China’s macro-control policies. However, the number of financial leasing companies has increased drastically and market competition has intensified, thus increasing the risk of market competition. The Transaction is instrumental in further optimizing the industry structure of the Company and promoting the effective integration of industry and finance which is favourable for reducing the capital costs of the Company. At the same time, the Company will be entitled to the profits generated by Tiancheng Leasing Company in the future operation according to the capital contribution ratio. In the long term, it will have a positive impact on enhancing the capital operation level of the Company as a listed company, increasing profitability and promoting the development of core business, which is in the interests of the shareholders as a whole. After completion of the Transaction, the Company will not consolidate its financial statements with those of Tiancheng Leasing Company and accordingly the Transaction will not have a material impact on the financial conditions of the Company.

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As one or more of the applicable percentage ratios (as defined under Rule 14.07 of the Hong Kong Listing Rules) exceeds 0.1% but all are less than 5%, the Transaction is only subject to the reporting and announcement requirements set out in Chapter 14A of the Hong Kong Listing Rules but is exempt from the independent shareholders’ approval requirements.

On 24 March 2015, the “Proposal regarding the acquisition of equity interest in Huaneng Tiancheng Financial Leasing Co., Ltd.” was considered and approved at the 6th Meeting of the Eighth Session of the Board of the Company. Pursuant to the Shanghai Listing Rules and the Hong Kong Listing Rules, Messrs. Cao Peixi, Guo Junming, Liu Guoyue, Li Shiqi, Huang Jian and Fan Xiaxia, all being the related Directors, abstained from voting on the relevant board resolution. The relevant board resolution was voted for by Directors who are not connected to the Transaction.

The Board (including the independent non-executive Directors) is of the view that the proposed Joint Venture Agreement, Tiancheng Leasing Company Articles and the Capital Increase Agreement are consistent with following principles: (1) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than those available from independent third parties); (2) on terms that are fair and reasonable and in the interests of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

The Directors are of the view that the Transaction (if proceeded) is fair and reasonable for the Company and its shareholders as a whole, and is in the interest of the Company. Upon formal signing of the relevant agreements, the Company shall, if required, make follow-up information disclosure.

DEFINITIONS

“Appraisal Report”:
the “Asset Appraisal Report on the proposed capital increase of Huaneng Tiancheng Financial Leasing Co., Ltd.” prepared by ZhongHe Appraisal Co., Ltd. in December 2014 with respect to appraisal of all the shareholders’ equities in the proposed capital increase of Tiancheng Leasing Company;

“associates”:	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”, “Board of Directors”	the board of Directors of the Company;

“Capital Increase Agreement”:
the “Agreement on Capital Increase and Change in Shareholding relating to Huaneng Tiancheng Financial Leasing Co., Ltd.” proposed to be entered into between the Company, Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables, Huaneng Renewables HK and Tiancheng Leasing Company;

“Company”:	Huaneng Power International, Inc.;

“connected person(s)”:	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Directors”:	the directors of the Company;

“HIPDC”:	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”:	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hua Neng HK”:	China Hua Neng Group Hong Kong Limited;

“Huaneng Capital”:	Huaneng Capital Services Company Limited;

“Huaneng Group”:	China Huaneng Group;

“Huaneng Lancang River”:	Huaneng Lancang River Hydropower Co., Ltd.;

“Huaneng Renewables”:	Huaneng Renewables Corporation Limited;

“Huaneng Renewables HK”:	Huaneng Renewables (Hong Kong) Limited;

“Joint Venture Agreement”:
the “Joint Venture Agreement relating to Huaneng Tiancheng Financial Leasing Co., Ltd.” proposed to be entered into between the Company, Huaneng Capital, Huaneng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK;

“PRC” or “China”:	the People’s Republic of China;

“RMB”:	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”:	the Rules Governing the Listing of Securities on the Shanghai Stock Exchange;

“Stock Exchange”:	the Stock Exchange of Hong Kong Limited;

“subsidiaries”:	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Tiancheng Leasing Company” or: “Joint Venture Company”	Huaneng Tiancheng Financial Leasing Co., Ltd.;

“Tiancheng Leasing: Company Articles”
Articles of Huaneng Tiancheng Financial Leasing Co., Ltd. proposed to be signed between the Company, Huaneng Capital, Hua Neng HK, Huaneng Lancang River, Huaneng Renewables and Huaneng Renewables HK; and

“Transaction”:	the subscription of 20% equity interests in Tiancheng Leasing Company by the Company in accordance with terms and conditions of the Joint Venture Agreement and the Capital Increase Agreement.

By Order of the Board Huaneng Power International, Inc. Du Daming Company Secretary

As at the date of this announcement, the Directors of the Company are:

Cao Peixi (Executive Director)
Guo Junming (Non-executive Director)
Liu Guoyue (Executive Director)
Li Shiqi (Non-executive Director)
Huang Jian (Non-executive Director)
Fan Xiaxia (Executive Director)
Mi Dabin (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Li Song (Non-executive Director)

Li Zhensheng (Independent Non-executive Director)
Qi Yudong (Independent Non-executive Director)
Zhang Shouwen (Independent Non-executive Director)
Yue Heng (Independent Non-executive Director)
Zhang Lizi (Independent Non-executive Director)

Beijing, the PRC
25 March 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     April 1, 2015